UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of Thomas & Betts Corporation

Thomas & Betts Corporation Employees’ Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/  KPMG, LLP
Memphis, Tennessee
June 24, 2008

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2007	2006

PLAN ASSETS
Investments at fair value:
Mutual funds	$144,069	$129,099
Collective trust fund	26,495	26,223
Thomas & Betts Corporation Stock Fund	15,388	15,765
Participant loans	4,849	4,713

Total investments at fair value	190,801	175,800
Receivables from Thomas & Betts Corporation:
Contributions by participants	67	45
Contributions by employer	58	23

Total receivables	125	68

Net assets reflecting all investments at fair value	190,926	175,868
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(197)	252

NET ASSETS AVAILABLE FOR BENEFITS	$190,729	$176,120

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended December 31,
	2007	2006	2005

Investment income (loss):
Interest and dividends	$9,101	$7,156	$5,126
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	4,880	3,453	934
Unrealized appreciation (depreciation) of investments	(1,692)	8,160	7,074

	3,188	11,613	8,008

Total investment income	12,289	18,769	13,134
Contributions:
Participants	13,750	9,428	8,034
Employer	4,347	3,616	2,455

Total contributions	18,097	13,044	10,489

Administrative expenses	(117)	(107)	(109)
Withdrawals	(15,660)	(15,568)	(10,892)

Net increase	14,609	16,138	12,622
Net assets available for benefits:
Beginning of year	176,120	159,982	147,360

End of year	$190,729	$176,120	$159,982

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:	Plan Description

General

The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, participation, enrollment, contributions, vesting, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Contributions by Participants and Employer

An eligible covered employee, excluding the Corporation’s Joslyn Hi-Voltage and Power Solutions employees, may participate in the Plan by electing to authorize before-tax contributions in an amount equal to any whole percentage of their compensation up to 30% each payroll period. In 2007, 2006 and 2005, the Corporation matched 75% of the amount of a participant’s before-tax contributions up to 3% of compensation and 50% of the amount of a participant’s before-tax contributions over 3% and up to 5% of compensation, subject to regulatory limitations.

Effective July 25, 2007, an eligible covered employee of Joslyn Hi-Voltage and Power Solutions may participate in the Plan by electing to authorize before-tax contributions in an amount equal to any whole percentage of his or her compensation up to 30% each payroll period. In 2007, the Corporation matched 50% of the amount of such participants’ before-tax contributions up to 6% of compensation. In addition, starting July 25, 2007, eligible Joslyn Hi-Voltage and Power Solutions participants received a nonelective contribution equal to 3% of compensation. Non-bargained eligible Joslyn Hi-Voltage and Power Solutions participants also received 2% of compensation in excess of the Social Security Taxable Wage Base in effect at the beginning of the year.

A participant who has attained age 50 before the end of a Plan year may also elect to make before-tax catch-up contributions. The Corporation does not make any matching contributions with respect to any catch-up contributions.

Investment Funds

Assets of the Plan are held in the following funds. The following descriptions were provided by the respective investment managers.

(1)	Thomas & Betts Corporation Stock Fund — invests in common stock of the Corporation and the Vanguard Federal Money Market Fund.

(2)	Vanguard Wellington Fund — invests 60% to 70% of its assets in common stocks of established medium-size and large companies, commonly referred to as value stocks. Remainder of assets invested mainly in fixed income securities, such as corporate bonds and U.S. Government securities.

(3)	Vanguard 500 Index Fund — invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(4)	Vanguard U.S. Growth Fund — invests mainly in large-capitalization stocks of companies based in the United States.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5)	Vanguard Windsor II Fund — invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(6)	Vanguard Total Bond Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Lehman Brothers Aggregate Bond Index, which measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States.

(7)	Vanguard International Growth Fund — invests in the stocks of companies located outside the United States with above-average growth potential.

(8)	Vanguard Extended Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

(9)	Vanguard Capital Opportunity Fund — invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.

(10)	Vanguard PRIMECAP Fund — seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels, generally large- and mid-capitalization stocks.

(11)	Vanguard Explorer Fund — invests in a diversified group of small-company stocks with prospects for above-average growth.

(12)	Vanguard Growth Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Morgan Stanley Capital International US Prime Market Growth Index, a broadly diversified index representing large U.S. companies.

Year Investors Plan to Retire

(13)	Vanguard Target Retirement 2005 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Before 2008

(14)	Vanguard Target Retirement 2010 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2008 and 2012

(15)	Vanguard Target Retirement 2015 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2013 and 2017

(16)	Vanguard Target Retirement 2020 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2018 and 2022

(17)	Vanguard Target Retirement 2025 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2023 and 2027

(18)	Vanguard Target Retirement 2030 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2028 and 2032

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Year Investors Plan to Retire

(19)	Vanguard Target Retirement 2035 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2033 and 2037

(20)	Vanguard Target Retirement 2040 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2038 and 2042

(21)	Vanguard Target Retirement 2045 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2043 and 2047

(22)	Vanguard Target Retirement 2050 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire	Between 2048 and 2053

(23)	Vanguard Target Retirement Income — invests in other Vanguard mutual funds with asset allocations designed for investors currently in retirement.

(24)	Vanguard LifeStrategy Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. The fund was closed to further investments effective March 1, 2007. This fund investment was closed and transferred to Vanguard Target Retirement Funds on June 1, 2007.

(25)	Vanguard LifeStrategy Moderate Growth Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The fund was closed to further investments effective March 1, 2007. This fund investment was closed and transferred to the appropriate Vanguard Target Retirement Funds on June 1, 2007.

(26)	Vanguard LifeStrategy Income Fund — invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 20% of assets to common stocks, 60% to bonds, and 20% to short-term reserves. The fund was closed to further investments effective March 1, 2007. This fund investment was closed and transferred to the appropriate Vanguard Target Retirement Funds on June 1, 2007.

(27)	Vanguard LifeStrategy Conservative Growth Fund — invests in five other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to common stocks, 40% to bonds, and 20% to short-term fixed income reserves. The fund was closed to further investments effective March 1, 2007. This fund investment was closed and transferred to the appropriate Vanguard Target Retirement Funds on June 1, 2007.

(28)	Vanguard Retirement Savings Trust — collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

Each participant may direct before-tax contributions in any one or more of the above funds. Each participant may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day. Participants employed at the acquired companies (Joslyn Hi-Voltage and Power Solutions) are not eligible to

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

participate in the Thomas and Betts Corporation Stock Fund. The appropriate Vanguard Target Retirement Fund is the default investment for participants who fail to make an investment election for contributions made after December 31, 2007.

Participant Loans

The Plan permits active participants with vested accrued benefits of at least $2,000 to borrow directly from their account, excluding nonelective contributions. Participants may borrow a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested accrued benefit, less any outstanding loans, for a period of up to 5 years. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant are reinvested in proportion to the participant’s most recent investment directive.

Note 2:	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock Fund is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable duration.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

The Vanguard Group has been designated by the Board of Directors of the Corporation as the Plan trustee.

Adoption of New Accounting Pronouncement

Effective January 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

Note 3:	Amendments to The Plan

In 2007, the Board of Directors of the Corporation approved an amendment of The Thomas & Betts Pension Plan that precludes entry to employees hired after December 31, 2007. It also precludes re-entry for employees who lose eligibility at any time after December 31, 2007 (collectively the “Affected Employees”). Effective January 1, 2008, the Corporation amended The Thomas & Betts Corporation Employees’ Investment Plan to provide non-elective company contributions of 3% of compensation plus a 2% contribution for compensation in excess of the social security taxable wage base to the Affected Employees in addition to the existing company match. In addition, for non-bargained Joslyn Hi-Voltage and Power Solutions participants, the matching contribution has been changed (effective January 1, 2008) to mirror that made on behalf of all other non-bargained participants.

In 2007, the Corporation amended the Plan to permit participation by former employees of Joslyn Hi-Voltage Company, LLC, Jennings Technology Company, LLC and Danaher Power Solutions, LLC (collectively referred to as Joslyn Hi-Voltage and Power Solutions) effective July 25, 2007. The participants’ rollover contributions, participant deferrals and employer match represented approximately 2% of the Plan’s net assets at December 31, 2007.

In 2006, the Corporation amended the Plan to (i) permit participation by certain former employees of Hi-Tech Fuses (effective September 1, 2006), (ii) comply with final regulations issued under Code §§ 401(k) and 401(m), (iii) provide certain relief with respect to victims of hurricanes, and (iv) make certain technical changes.

These amendments had no material impact on the Plan’s financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4:	Investments

The following table presents investments at December 31, 2007 and 2006.

	2007		2006
	Number of		Number of
	shares/units		shares/units
	or principal		or principal
(In thousands)	amount	Fair Value	amount	Fair Value

Investments at fair value:
Thomas & Betts Corporation Stock Fund	965	$15,388	1,024	$15,765
Vanguard Wellington Fund	1,138	37,129	1,099	35,653
Vanguard 500 Index Fund	243	32,896	250	32,713
Vanguard U.S. Growth Fund	713	14,192	765	13,915
Vanguard Windsor II Fund	352	11,009	298	10,360
Vanguard Total Bond Market Index Fund	852	8,651	716	7,152
Vanguard International Growth Fund	480	11,904	390	9,308
Vanguard Extended Market Index Fund	141	5,624	141	5,446
Vanguard Capital Opportunity Fund	160	5,887	126	4,617
Vanguard PRIMECAP Fund	39	2,787	30	2,091
Vanguard Explorer Fund	35	2,483	33	2,432
Vanguard Growth Index Fund	24	806	13	379
Vanguard Target Retirement 2005 Fund	35	418	—	—
Vanguard Target Retirement 2010 Fund	55	1,264	—	—
Vanguard Target Retirement 2015 Fund	154	2,005	—	—
Vanguard Target Retirement 2020 Fund	84	1,978	—	—
Vanguard Target Retirement 2025 Fund	124	1,708	—	—
Vanguard Target Retirement 2030 Fund	42	1,014	—	—
Vanguard Target Retirement 2035 Fund	79	1,152	—	—
Vanguard Target Retirement 2040 Fund	11	267	—	—
Vanguard Target Retirement 2045 Fund	8	126	—	—
Vanguard Target Retirement 2050 Fund	7	163	—	—
Vanguard Target Retirement Income	54	606	—	—
Vanguard LifeStrategy Growth Fund	—	—	73	1,736
Vanguard LifeStrategy Moderate Growth Fund	—	—	73	1,491
Vanguard LifeStrategy Income Fund	—	—	56	779
Vanguard LifeStrategy Conservative Growth Fund	—	—	62	1,027
Vanguard Retirement Savings Trust*	26,298	26,495	26,475	26,223

		185,952		171,087
Participant Loans	4,849	4,849	4,713	4,713

Total Investments		$190,801		$175,800

*	The contract value for the Vanguard Retirement Savings Trust was $26,298 and $26,475 as of December 31, 2007 and 2006, respectively.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of net realized gains/losses on sales of investments for the years ended December 31, 2007, 2006 and 2005 follows:

	Proceeds		Net Realized
(In thousands)	From Sales	Cost	Gain (Loss)

2007
Thomas & Betts Corporation Stock Fund	$4,549	$2,949	$1,600
All other investments	34,801	31,521	3,280

	$39,350	$34,470	$4,880

2006
Thomas & Betts Corporation Stock Fund	$5,328	$3,802	$1,526
All other investments	29,807	27,880	1,927

	$35,135	$31,682	$3,453

2005
Thomas & Betts Corporation Stock Fund	$3,142	$2,641	$501
All other investments	22,004	21,571	433

	$25,146	$24,212	$934

A summary of unrealized appreciation (depreciation) of investments for 2007, 2006 and 2005 follows:

	Thomas & Betts
	Common Stock	All Other
(In thousands)	Fund	Investments	Total

Balance at December 31, 2004	$1,615	$6,043	$7,658
Change in unrealized appreciation	3,649	3,425	7,074

Balance at December 31, 2005	5,264	9,468	14,732
Change in unrealized appreciation	641	7,519	8,160

Balance at December 31, 2006	5,905	16,987	22,892
Change in unrealized appreciation	(799)	(893)	(1,692)

Balance at December 31, 2007	$5,106	$16,094	$21,200

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2007, 2006 and 2005, the Plan’s investments, including investments bought and sold, as well as held, during the year, appreciated (depreciated), as follows:

(In thousands)	2007	2006	2005

Thomas & Betts Corporation Stock Fund	$801	$2,167	$4,150
Vanguard Wellington Fund	249	2,218	158
Vanguard 500 Index Fund	1,135	3,984	876
Vanguard U.S. Growth Fund	1,263	122	1,456
Vanguard Windsor II Fund	(1,136)	964	148
Vanguard Total Bond Market Index Fund	142	(51)	(144)
Vanguard International Growth Fund	365	870	608
Vanguard Extended Market Index Fund	173	604	351
Vanguard Capital Opportunity Fund	(47)	347	249
Vanguard PRIMECAP Fund	85	87	59
Vanguard Explorer Fund	(98)	(74)	18
Vanguard Growth Index Fund	45	23	6
Vanguard Target Retirement 2005 Fund	6	—	—
Vanguard Target Retirement 2010 Fund	1	—	—
Vanguard Target Retirement 2015 Fund	(27)	—	—
Vanguard Target Retirement 2020 Fund	(22)	—	—
Vanguard Target Retirement 2025 Fund	(23)	—	—
Vanguard Target Retirement 2030 Fund	(20)	—	—
Vanguard Target Retirement 2035 Fund	(12)	—	—
Vanguard Target Retirement 2040 Fund	(7)	—	—
Vanguard Target Retirement 2045 Fund	(3)	—	—
Vanguard Target Retirement 2050 Fund	(6)	—	—
Vanguard Target Retirement Income	7	—	—
Vanguard LifeStrategy Growth Fund	150	171	50
Vanguard LifeStrategy Moderate Growth Fund	105	109	23
Vanguard LifeStrategy Income Fund	18	23	(1)
Vanguard LifeStrategy Conservative Growth Fund	44	49	1

Net appreciation in fair value of investments	$3,188	$11,613	$8,008

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5:	Investment Fund Participation

As of December 31, 2007, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,298
Vanguard Wellington Fund	1,564
Vanguard 500 Index Fund	1,759
Vanguard U.S. Growth Fund	1,151
Vanguard Windsor II Fund	830
Vanguard Total Bond Market Index Fund	830
Vanguard International Growth Fund	971
Vanguard Extended Market Index Fund	573
Vanguard Capital Opportunity Fund	396
Vanguard PRIMECAP Fund	349
Vanguard Explorer Fund	335
Vanguard Growth Index Fund	196
Vanguard Target Retirement 2005 Fund	19
Vanguard Target Retirement 2010 Fund	72
Vanguard Target Retirement 2015 Fund	85
Vanguard Target Retirement 2020 Fund	102
Vanguard Target Retirement 2025 Fund	129
Vanguard Target Retirement 2030 Fund	119
Vanguard Target Retirement 2035 Fund	128
Vanguard Target Retirement 2040 Fund	86
Vanguard Target Retirement 2045 Fund	61
Vanguard Target Retirement 2050 Fund	35
Vanguard Target Retirement Income	44
Vanguard Retirement Savings Trust	1,568
Participant Loans	872

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6:	Contributions

The Corporation’s contributions vest at the end of each year starting with the second year of vesting service, at the rate of 25% each year (fully vested after five years). A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion of his or her employer contribution account, adjusted for earnings or losses thereon. A participant is entitled to receive 100% of the participant’s own contributions, adjusted for Plan earnings or losses thereon.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employees of certain entities acquired by the Corporation have a 100% non-forfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their former employer contribution accounts. In addition, certain participants who were employed by Joslyn Hi-Voltage and Power Solutions on July 24, 2007, have a 100% non-forfeitable right to all amounts in their accounts. Under the provisions of the Plan, amounts forfeited can be restored to a participant if the participant is re-employed within five years of separation. Those forfeited amounts are retained as unallocated plan assets until such time as they are not subject to being restored. They are then used to offset employer matching contributions. Forfeitures used to offset matching employer contributions totaled $0.2 million, $0.2 million and $1.0 million during the plan years ended December 31, 2007, 2006 and 2005, respectively. The Plan held unallocated assets of $0.4 million at both December 31, 2007 and 2006. Unallocated assets are invested in the Vanguard Retirement Savings Trust and such assets and related earnings, at times, can reduce future contributions by the Corporation.

Note 7:	Related-Party Transactions

Certain Plan investments are managed by The Vanguard Group. The Vanguard Group is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping services amounted to $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 8:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests in a collective trust fund that includes securities with contractual cash flows which may include asset-backed and mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers of these securities and changes in interest rates.

Note 9:	Termination

Although it has not expressed any intent to do so, the Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts, except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 10:	Income Taxes

The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and the trust established under the Plan is exempt from income tax under Section 501(c). Since the date of this letter, the Corporation has made amendments to the Plan. The Plan administrator and the Plan’s outside tax counsel believe that the Plan is properly designed to be in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 11:	Investment Contracts with Retirement Savings Trust

The Plan maintains benefit-responsive investment contracts with Vanguard Retirement Savings Trust (“Vanguard”). Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals, administrative expenses and investment losses. The investment contracts are presented in the financial statements at fair value, and adjusted to contract value as reported to the Plan by Vanguard, as the contracts are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, administrative expenses and investment losses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay to the Plan principal and a specified interest rate that is guaranteed.

Note 12:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

	December 31,
	2007	2006	2005

Total investment income per the financial statements	$12,289	$18,769	$13,134
Add: reclassification for Form 5500 purposes	—	—	155

Earnings on investments per Form 5500	$12,289	$18,769	$13,289

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	December 31,
	2007	2006	2005

Withdrawals per the financial statements	$15,660	$15,568	$10,892
Add: reclassification for Form 5500 purposes	—	—	178

Total benefit payments, corrective distributions and deemed distributions per Form 5500	$15,660	$15,568	$11,070

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 13:	Subsequent Event

On June 3, 2008, the Board of Directors of the Corporation approved the merger of The Homac Mfg. Company Profit Sharing Retirement Plan into the Thomas & Betts Corporation Employees’ Investment Plan effective July 1, 2008.

Note 14:	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of Statement No. 157 related to certain nonfinancial assets and liabilities are effective for financial statements of the Plan issued for fiscal year 2009. The remaining provisions of Statement No. 157 are effective for financial statements of the Plan issued for fiscal year 2008. Plan management has not yet evaluated the impact, if any, this requirement will have on the Plan’s financial statements.

Schedule 1

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(In thousands)		Current
Identity of Issue	Description	Value

Thomas & Betts Corporation Stock Fund*	965 units	$15,388
Mutual Funds and Investment Contracts:
Vanguard Wellington Fund*	1,138 units	37,129
Vanguard 500 Index Fund*	243 units	32,896
Vanguard U.S. Growth Fund*	713 units	14,192
Vanguard Windsor II Fund*	352 units	11,009
Vanguard Total Bond Market Index Fund*	852 units	8,651
Vanguard International Growth Fund*	480 units	11,904
Vanguard Extended Market Index Fund*	141 units	5,624
Vanguard Capital Opportunity Fund*	160 units	5,887
Vanguard PRIMECAP Fund*	39 units	2,787
Vanguard Explorer Fund*	35 units	2,483
Vanguard Growth Index Fund*	24 units	806
Vanguard Target Retirement 2005 Fund*	35 units	418
Vanguard Target Retirement 2010 Fund*	55 units	1,264
Vanguard Target Retirement 2015 Fund*	154 units	2,005
Vanguard Target Retirement 2020 Fund*	84 units	1,978
Vanguard Target Retirement 2025 Fund*	124 units	1,708
Vanguard Target Retirement 2030 Fund*	42 units	1,014
Vanguard Target Retirement 2035 Fund*	79 units	1,152
Vanguard Target Retirement 2040 Fund*	11 units	267
Vanguard Target Retirement 2045 Fund*	8 units	126
Vanguard Target Retirement 2050 Fund*	7 units	163
Vanguard Target Retirement Income*	54 units	606
Guaranteed Investment Contracts — Vanguard Retirement Savings Trust*	26,298 units	26,298	**

Total Funds		185,755
Participant loans, maturity dates ranging from January, 2008 to December, 2012, and interest rates ranging from 5.0% to 10.5%*	4,849	4,849

Total investments		$190,604

*	Represents parties-in-interest with respect to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thomas & Betts Corporation Employees’
Investment Plan

By:	/s/ Stanley P. Locke
Stanley P. Locke
Plan Administrator

Date: June 24, 2008

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1